South Street Securities LLC
Statement of Financial Condition
December 31, 2015
(Confidential Treatment Requested)

Assets

Cash	$ 4,676,024
Financial instruments owned, at fair value (cost $802,638,783)	801,533,163
Securities purchased under agreements to resell	
(includes $6,554,333,293 at fair value)	24,514,127,921
Receivables and deposits with brokers, dealers and clearing organizations	23,820,539
Accrued interest receivable	852,163
Other assets	639,296
Total assets	$ 25,345,649,106

Liabilities and Member's Equity

Liabilities

Securities sold under agreements to repurchase	
(includes $783,419,799 at fair value)	$ 25,132,502,729
Payables to brokers, dealers and clearing organization	79,324,108
Other trading liability	4,041,959
Accrued expenses	1,299,343
Total liabilities	25,217,168,139
Member's equity	128,480,967
Total liabilities and member's equity	$ 25,345,649,106

The accompanying notes are an integral part of these financial statements.